July 8, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Re: Henry Schein, Inc.

Form 10-K for the Fiscal Year Ended December 25, 2021

Filed February 15, 2022

File No. 000-27078

Ladies and Gentlemen:

We acknowledge receipt of your letter from Robert Shapiro and Lyn Shenk dated June 23, 2022 regarding the above referenced filing.

Please see our following response to the comment in your letter.

Form 10-K for the Fiscal Year Ended December 25, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

We note from your first quarter earnings call on May 3, 2022 that the company experienced some price inflation. Please expand your discussion to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact, if material, to the company. Also, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures. Refer to Item 303(b)(2) of Regulation S-K.

In connection with its annual report on Form 10-K for the fiscal year ended December 25, 2021, the Company considered any disclosure that may be required in its MD&A, including under Item 303(b) of Regulation S-K, relating to the material impact of inflation on its results of operations or to any reasonably likely future material impact. The Company determined that no disclosure related to the impact of inflation was required nor would be material to an understanding of the Company’s results of operations. The Company reached the same conclusion in preparing and filing its quarterly report on Form 10-Q for its first fiscal quarter of this year. The Company addressed inflation on its May 3, 2022 earnings call to respond to anticipated questions regarding the impact of inflation on the Company, and to signal that inflation did not have a material impact on the Company’s reported results of operations. The Company believes that inclusion of a more detailed discussion of inflation-related details at this point in time does not meet the disclosure standards set forth in Item 303 and would be potentially confusing to investors. The

Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747

Company will continue to monitor the potential impact of inflation on its business and results of operations and make any appropriate disclosures in future reports.

We acknowledge that Henry Schein, Inc. and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the SEC staff.

If you have any questions or comments regarding this response, please contact me at (631) 845-2802 or Ronald.South@henryschein.com.

Sincerely,

/s/ Ronald N. South

Ronald N. South

Senior Vice President

and Chief Financial Officer

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